                           February 25, 2010

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  The Target Portfolio Trust
(File No. 811-07064 (the “Fund”)
       Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on December 15, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  In the Summary Section of each Portfolio, in the discussion of “Fund Fees and Expenses,” it is not necessary to include the fee table, since each type of fee denoted in the table is labeled “None.”

Response:  While we understand that inclusion of the fee table in this instance is not required, we have elected to retain the fee table in each Portfolio’s Summary Section.

Comment:  In the Summary Section of each Portfolio, in the discussion entitled “Fund Fees and Expenses,” the footnote disclosing the existence of a contractual 12b-1 fee waiver should include an explanation of the circumstances under which the waiver may or may not be renewed, and who is responsible for such decision.

Response:  The footnote has been revised to include the requested additional disclosure.

Comment:  In the Summary Section of each Portfolio, in the discussion entitled “Buying and Selling Portfolio Shares,” the disclosure pertaining to the purchase and sale of shares includes information that is not explicitly identified or permitted by Form N-1A. Please revise accordingly.

Response:  We have revised the disclosure to respond to the staff’s comments on this section.

Comment:  In the Statement of Additional Information (SAI), please revise the discussion pertaining to investments in other investment companies if such investments may include hedge funds.

Response:  Since the discussion pertaining to investments in other investment companies is not meant to include or encompass hedge funds, the disclosure / discussion has not been changed.

Comment:  In the SAI, please revise the discussion pertaining to indexed / inverse securities if tender option bonds would be included.

Response:  Such securities are not contemplated.

Comment:  In the SAI, in the discussion of investment restrictions, a fundamental restriction recited is that certain of the Portfolios may not invest more than 25% of their net assets in short sales. Please note that significant activity in short sales would require separate and additional fee disclosure in the fee table.

Response:  The Portfolios’ activity in short sales are not material.

Comment:  In the SAI, in the discussion of investment restrictions, a fundamental restriction is that certain of the Portfolios may not borrow money, except that borrowing through dollar rolls or reverse repurchase agreements is permitted, subject to certain limits.  Please confirm that asset segregation is done to support the borrowings.

Response:  We have confirmed that asset segregation is performed to support the borrowings.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)